Santiago, August 11, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, August 11, 2026, the Bank placed dematerialized bearer bonds in the local market, using the line of credit registered with the CMF Securities Registry under number 20240007 on April 30, 2025. The specific terms of these placements were as follows:

- Series BM Bonds, ticker symbol BSTDBM0426, for a total amount of Ch$ 5,000,000,000 pesos, maturing on April 1, 2037. The average placement rate for the bonds was 6.25%.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange